McCormick Capital Management, Inc.



September 3, 2008					[GRPHIC OMITTED]

Identifying Tops & Bottoms (July 15, 2008 - The Bottom)

Dear Shareholders,

Identifying tops and bottoms of markets is a backward looking exercise that happens after the passage of time, and with the assistance of 20/20 hindsight. The tops of markets are associated with great optimism and the extrapolation that the good news and upward trend will go on forever. Bottoms of markets are a reflection of an "end of the world" thought process. Pessimism is at an extreme, and more importantly, there is no hope that the market will recover anytime soon.

The four markets I wish to comment on are the market for the U.S. Dollar, oil, real estate, and the stock market. It appears that the U.S. Dollar has reached a bottom and is trending higher against the Euro, the British Pound and the Canadian Dollar. The reasons are many and too numerous to list in this letter, but the point is, just as everyone was trashing the Dollar it now seems we have seen a bottom and the trend is higher. Trends in currency markets tend to be very long in duration. The Dollar decline was seven to eight years in the making and we would expect the recovery to be multiple years.

Hitting closer to home, the oil markets extracted great pain and money from American consumers. But once again, just as it appears we will never again drive a car or fly in a plane, the price of oil starts to decline. Hitting a high of $149 a barrel in mid-July the price has now declined $40 a barrel (natural gas is down 40%). It appears the price of oil reached a top and the worst is behind us.

Hitting even closer to home is the real-estate market. As everyone knows, each neighborhood, community, and state are so different it is hard to make generalizations about the real-estate market. But, on average we most likely have not seen a bottom in the residential real-estate market and it may be well into next year before we do.

We hope that stock market historians will look back and identify July 15, 2008 as the bottom in this most recent decline. The financial news was ugly and pessimism was at an extreme low. At that point our Growth & Income Fund was down 19.4% but has since recovered about half that decline and is down 9.91% for the year through August 31st. That compares to an S&P 500 index down 11.4%.

On balance, looking at tops and bottoms I believe we can be cautiously optimistic. The decline in oil and natural gas are a real positive for the consumer. The improvement of the dollar is not so much a pocketbook issue as it is a psychological plus, improving investor confidence. The real estate problems will be fixed on Wall Street before you see an improvement in price in your neighborhood. The good news is that real-estate prices may decline further, but the biggest and worst declines are behind us.

It's not a coincident that the Dollar bottom, the oil top, and the stock market bottom all happened within a few days of each other. It appears to us that July 16th marked the bottom of the recent stock market decline and the start of a new bull market.

Bond Fund/Interest Rates
At this point, trying to pick tops and bottoms in the bond market is next to impossible. There is one camp of economist that suggests that because of the potential for high inflation, bond prices will decline and interest rates soar. The other side of the argument points to declining real-estate and commodity values and says we are not dealing with inflation but deflation. For now, we will take that middle road and manage the bond Income portfolio keeping maturity moderately short and quality high.




Warm Regards,					NAV Value as of 8/29/08:

/s/ Dick McCormick				Elite Income Fund - $9.54
						Growth & Income Fund - $16.18
Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT QUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IN INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH
MUST ACCOMPANY OR PRECEDE THIS LITERATURE.  READ IT CAREFULLY BEFORE YOU INVEST.

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